CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$1,000,000	$39.30

(1)  Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)  Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $384,591.45 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $39.30 offset against the registration fee due for this offering and of which $384,552.15 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 1022 To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 34-V dated February 7, 2007	Registration Statement No. 333-130051 Dated February 21, 2008 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $1,000,000 13.05% per annum Reverse Exchangeable Notes due February 26, 2009 Linked to the Common Stock of Citigroup Inc.

General

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The notes are designed for investors who seek a higher interest rate than the current dividend yield on the Reference Stock or the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in appreciation in the Reference Stock, be willing to accept the risks of owning equities in general and the common stock of Citigroup Inc., in particular, and be willing to lose some or all of their principal at maturity.

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The notes will pay 13.05% per annum interest over the term of the notes. You will receive one single interest payment on the Maturity Date. However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on whether the Final Share Price of the Reference Stock has declined from the Initial Share Price by more than the Protection Amount ($8.7675 initially), as described below.

•	Senior unsecured obligations of JPMorgan Chase & Co. maturing February 26, 2009*.
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Payment at maturity for each $1,000 principal amount note will be either a cash payment of $1,000 or delivery of shares of the Reference Stock (or, at our election, the Cash Value thereof), in each case, together with any accrued and unpaid interest, as described below.

•	Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof.
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The terms of the notes as set forth in “Key Terms” below, including those set forth under “Key Terms - Payment at Maturity” below, to the extent they differ from or conflict with those set forth in the accompanying product supplement no. 34-V, supersede the terms set forth in product supplement no. 34-V. Please also refer to “Supplemental Information” in this pricing supplement for additional information.

•	The notes priced on February 21, 2008 and are expected to settle on or about February 26, 2008.

Key Terms

Reference Stock:	The common stock, par value $0.01 per share , of Citigroup Inc. (New York Stock Exchange symbol “C”). We refer to Citigroup Inc. as “Citigroup.”
Interest Rate:	13.05% per annum (calculated on a 30/360 basis), paid on the Maturity Date.
Protection Amount:	$8.7675, which is equal to 35% of the Initial Share Price, subject to adjustments.
Maturity Date:	February 26, 2009*
Observation Date:	February 23, 2009*
CUSIP:	48123MVU3
Interest Payment Date:	Interest on the notes will be payable on a single date, which will be the Maturity Date.
Payment at Maturity:
The payment at maturity, in excess of any accrued and unpaid interest, is based on the performance of the Reference Stock. You will receive $1,000 for each $1,000 principal amount note, plus any accrued and unpaid interest at maturity, unless the Final Share Price has declined from the Initial Share Price by more than the Protection Amount. If the Final Share Price has declined from the Initial Share Price by more than the Protection Amount, at maturity you will receive, in addition to any accrued and unpaid interest, instead of the principal amount of your notes, the number of shares of the Reference Stock equal to the Physical Delivery Amount (or, at our election, the Cash Value thereof). Fractional shares will be paid in cash. The market value of the Physical Delivery Amount or the Cash Value thereof will most likely be substantially less than the principal amount of your notes, and may be zero.

Physical Delivery Amount:	39.9202 shares of the Reference Stock per $1,000 principal amount note, which is the number of shares equal to $1,000 divided by the Initial Share Price, subject to adjustments.
Cash Value:	The amount in cash equal to the product of (1) $1,000 divided by the Initial Share Price and (2) the Final Share Price, subject to adjustments.
Initial Share Price:
$25.05, the closing price of the Reference Stock on the New York Stock Exchange on the Pricing Date. The Initial Share Price is subject to adjustments in certain circumstances. See “Description of Notes — Payment at Maturity” and “General Terms of Notes — Anti-dilution Adjustments” in the accompanying product supplement no. 34-V for further information about these adjustments.

Final Share Price:	The closing price of the Reference Stock on the New York Stock Exchange on the Observation Date.
*  Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 34-V.
Investing in the Reverse Exchangeable Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 34-V and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.
Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Commissions (1)	Proceeds to Us
Per note	$1,000	$9.20	$990.80
Total	$1,000,000	$9,200	$990,800
(1) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $9.20 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other affiliated dealers of $4.60 per $1,000 principal amount note. See “Underwriting” beginning on page PS-29 of the accompanying product supplement no. 34-V.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
JPMorgan
February 21, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 34-V dated February 7, 2007. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated February 21, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 34-V, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 34-V dated February 7, 2007:
http://www.sec.gov/Archives/edgar/data/19617/000089109207000412/e26253_424b2.pdf

•	Prospectus supplement dated October 12, 2006:
http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

•	Prospectus dated December 1, 2005:
http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Supplemental Information

For purposes of this offering, the concept of a “Monitoring Period,” as described in the accompanying product supplement no. 34-V, is not applicable. Instead, whether you will receive at maturity the principal amount of your notes or a number of shares of the Reference Stock equal to the Physical Delivery Amount (or, at our election, the Cash Value thereof) will depend on the closing price of the Reference Stock on a single day (the Observation Date) only, which we also refer to as the Final Share Price, as more fully described under “Key Terms — Payment at Maturity” in this pricing supplement. Accordingly, you should disregard the definition for the “Monitoring Period” in the accompanying product supplement no. 34-V, and you should deem references in the accompanying product supplement no. 34-V to (a) “the Monitoring Period” to be “the Observation Date”, and (b) “on any day during the Monitoring Period” or “during the Monitoring Period” to be “on the Observation Date”.

Examples of Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes, based on a range of hypothetical Final Share Prices. The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

• the Initial Share Price:	$25.40	● the Protection Amount: $8.89
• the Interest Rate:	13.05% per annum
Hypothetical Final Share Price	Reference Stock Appreciation/ Depreciation	Payment at Maturity	Total Value of Payment Received at Maturity**
$50.80	100.00%	$1,000.00	$1,000.00
$31.75	25.00%	$1,000.00	$1,000.00
$26.67	5.00%	$1,000.00	$1,000.00
$25.40	0.00%	$1,000.00	$1,000.00
$24.13	-5.00%	$1,000.00	$1,000.00
$20.32	-20.00%	$1,000.00	$1,000.00
$16.51	-35.00%	$1,000.00	$1,000.00
$15.24	-40.00%	39 Shares of the Reference Stock or the Cash Value thereof	$600.00
$12.70	-50.00%	39 shares of the Reference Stock or the Cash Value thereof	$500.00
$6.35	-75.00%	39 shares of the Reference Stock or the Cash Value thereof	$250.00
$0.00	-100.00%	39 shares of the Reference Stock or the Cash Value thereof	$0.00
**   Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Value thereof) or the principal amount of your note in cash. Interest on the notes will be payable on a single date, which will be the Maturity Date. Also note that if you receive the Physical Delivery Amount, the total value of payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.

The following examples illustrate how the total value of payments received at maturity set forth in the table above are calculated.

Example 1: The closing price of the Reference Stock increases from the Initial Share Price of $25.40 to a Final Share Price of $26.67. Because the Final Share Price of $26.67 is greater than the Initial Share Price of $25.40, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The closing price of the Reference Stock decreases from the Initial Share Price of $25.40 to a Final Share Price of $16.51. Because the Final Share Price of $16.51 has declined from the Initial Share Price of $25.40 by not more than the Protection Amount, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $16.51 is less than the Initial Share Price of $25.40.

Example 3: The closing price of the Reference Stock decreases from the Initial Share Price of $25.40 to a Final Share Price of $15.24. Because the Final Share Price of $15.24 is less than the Initial Share Price of $25.40 and the closing price of the Reference Stock has declined by more than the Protection Amount, you will receive the Physical Delivery Amount, or at our election, the Cash Value thereof, at maturity. Because the Final Share Price of the Reference Stock is $15.24, the total value of your final payment at maturity, whether in cash or shares of the Reference Stock, is $600.00.

Regardless of the performance of the Reference Stock or the payment you receive at maturity, you will receive a single interest payment, for each $1,000 principal amount note, in the amount of $130.50 on the Maturity Date. The actual number of shares of the Reference Stock, or the Cash Value thereof, you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the Initial Share Price. On the Pricing Date, the Initial Share Price was $25.05, the Protection Amount was $8.7675 and the Physical Delivery Amount was 39.9202 shares of the Reference Stock, in each case subject to adjustments.

JPMorgan Structured Investments —
Reverse Exchangeable Notes Linked to the Common Stock of Citigroup Inc

Selected Purchase Considerations

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THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING — The notes will pay 13.05% per annum interest over the term of the notes, which we believe is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.

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THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL — Your return of principal at maturity is protected so long as the Final Share Price does not decline from the Initial Share Price by more than the Protection Amount ($8.7675 initially). However, if the Final Share Price declines from the Initial Share Price by more than the Protection Amount ($8.7675 initially), you could lose the entire principal amount of your notes.

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TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 34-V. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat the notes as units comprising a Put Option and a Deposit for U.S. federal income tax purposes. We intend to treat approximately 21.30% of the coupon payment as interest on the Deposit and the remainder as Put Premium. By purchasing the notes, you agree to treat the notes for U.S. federal income tax purposes consistently with our treatment and allocation as described above. However, there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 34-V dated February 7, 2007.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The payment at maturity will be based on whether the Final Share Price has declined from the Initial Share Price by more than the Protection Amount ($8.7675 initially). Under certain circumstances, you will receive at maturity a predetermined number of shares of the Reference Stock (or, at our election, the Cash Value thereof). The market value of those shares of the Reference Stock or the Cash Value thereof will most likely be less than the principal amount of each note and may be zero. Accordingly, you could lose up to the entire principal amount of your notes.

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YOUR PROTECTION AMOUNT MAY TERMINATE ON THE OBSERVATION DATE — If, on the Observation Date, the closing price of the Reference Stock declines below the Initial Share Price minus the Protection Amount ($8.7675 initially), you will be fully exposed to any depreciation in the Reference Stock. Because the Final Share Price will be calculated based on the closing price on a single business day near the end of the term of the notes, the price of the Reference Stock at the maturity date or at other times during the term of the notes could be at a level above the Initial Share Price minus the Protection Amount ($8.7675 initially). This difference could be particularly large if there is a significant decrease in the price of the Reference Stock during the later portion of the term of the notes or if there is significant volatility in the price of the Reference Stock during the term of the notes, especially on dates near the Observation Date.

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YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE REFERENCE STOCK — Unless the Final Share Price has declined from the Initial Share Price, by more than the Protection Amount ($8.7675 initially), for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of the Reference Stock, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Reference Stock during the term of the notes.

JPMorgan Structured Investments —
Reverse Exchangeable Notes Linked to the Common Stock of Citigroup Inc

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NO OWNERSHIP RIGHTS IN THE REFERENCE STOCK — As a holder of the notes, you will not have any ownership interest or rights in Citigroup, such as voting rights or dividend payments. In addition, Citigroup will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.

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NO AFFILIATION WITH CITIGROUP — We are not affiliated with Citigroup. We assume no responsibility for the adequacy of the information about Citigroup contained in this pricing supplement or in product supplement no. 34-V. You should make your own investigation into the Reference Stock and Citigroup. We are not responsible for Citigroup’s public disclosure of information, whether contained in SEC filings or otherwise.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with Citigroup, including extending loans to, or making equity investments in, Citigroup or providing advisory services to Citigroup. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to Citigroup, and these reports may or may not recommend that investors buy or hold the Reference Stock. As a prospective purchaser of the notes, you should undertake an independent investigation of Citigroup as in your judgment is appropriate to make an informed decision with respect to an investment in the notes.

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HEDGING AND TRADING IN THE REFERENCE STOCK — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity.

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MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES — In addition to the value of the Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 34-V.

JPMorgan Structured Investments —
Reverse Exchangeable Notes Linked to the Common Stock of Citigroup Inc

The Reference Stock

Public Information

All information contained herein on the Reference Stock and on Citigroup is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, Citigroup is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. The common stock of Citigroup, par value $0.01 per share, is registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and is listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Citigroup in the accompanying product supplement no. 34-V. Information provided to or filed with the SEC by Citigroup, pursuant to the Exchange Act, can be located by reference to SEC file number 001-09924, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information of the Reference Stock

The following graph sets forth the historical performance of the Reference Stock based on the weekly closing price (in U.S. dollars) of the Reference Stock from January 3, 2003 through February 15, 2008. The closing price of the Reference Stock on February 21, 2008 was $25.05. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the Reference Stock has experienced significant fluctuations. The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the Reference Stock during the term of the notes. We cannot give you assurance that the performance of the Reference Stock will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Citigroup will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Reference Stock.

JPMorgan Structured Investments —
Reverse Exchangeable Notes Linked to the Common Stock of Citigroup Inc